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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ---------------------

                                 SCHEDULE 14D-1
              TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                          NEW DIMENSION SOFTWARE LTD.
                                (Name of Issuer)

                               BMC SOFTWARE, INC.
                                    (Bidder)

                      ORDINARY SHARES, NIS 0.01 PAR VALUE
                         (Title of Class of Securities)

                                   M74295102
                     (CUSIP Number of Class of Securities)

                                 BRINKLEY MORSE
                              2101 CITYWEST BLVD.
                           HOUSTON, TEXAS 77042-2827
                                 (713) 918-8800
                             SENIOR VICE PRESIDENT
                               BMC SOFTWARE, INC.

      (Name, Address and Telephone Number of Person Authorized to Receive
              Notices and Communications on Behalf of the Bidders)

                                    COPY TO:
                                 JOHN S. WATSON
                             VINSON & ELKINS L.L.P.
                             2300 FIRST CITY TOWER
                                  1001 FANNIN
                           HOUSTON, TEXAS 77002-6760
                                 (713) 758-2222

                             ---------------------

                           CALCULATION OF FILING FEE

TRANSACTION VALUATION*   AMOUNT OF FILING FEE**
-----------------------  ----------------------
    $693,504,157.50             $138,701

---------------

 * For purposes of calculating the amount of the filing fee only. This amount assumes the purchase of 12,258,898 outstanding ordinary shares, NIS 0.01 per share (the "Shares"), of New Dimension Software Ltd., an Israeli corporation, and of 950,705 Shares, which may be issued upon the exercise of outstanding options to purchase such Shares, in each case, at a per Share purchase price of $52.50. Such number of Shares represents all of the Shares outstanding as of March 10, 1999, plus Shares which may be issued upon the exercise of outstanding options.

** The amount of the filing fee, calculated in accordance with Rule 0-11(d) of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the aggregate value of cash offered by BMC Software, Inc. for such number of Shares.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

        Amount Previously Paid:  Not Applicable  Form or Registration No.:  Not Applicable
        Filing Party:            Not Applicable  Date Filed:                Not Applicable

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

                                  TENDER OFFER

     This Tender Offer Statement on Schedule 14D-1 (this "Statement") relates to the offer by BMC Software, Inc., a Delaware corporation ("Purchaser"), to purchase all outstanding ordinary shares, par value NIS 0.01 per share (the "Shares"), of New Dimension Software Ltd., an Israeli corporation (the "Company"), at a purchase price of $52.50 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 11, 1999 (the "Offer to Purchase"), and in the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively (which, together with any amendments or supplements thereto, collectively constitute the "Offer"). Purchaser and the Company have entered into a Share Purchase and Tender Agreement (the "Tender Agreement"), dated as of March 7, 1999. Purchaser has also entered into shareholder agreements with (i) Yossie Hollander and (ii) with Roni A. Einav, Dalia Prashker and Einav Computer Systems, an Israeli corporation (each a "Principal Shareholder" and collectively, the "Principal Shareholders"), each dated as of March 7, 1999 (the "Shareholder Agreements"), pursuant to which (a) the Principal Shareholders have agreed to tender into the Offer all of their Shares, which, on the date of the Tender Agreement, represented an aggregate of 7,482,500 Shares or 61.0% of the issued and outstanding Shares, (b) the Principal Shareholders have granted to Purchaser an irrevocable option to purchase all of such Shares in certain circumstances, and (c) each Principal Shareholder has granted to Purchaser an irrevocable proxy to vote such Principal Shareholder's Shares with respect to matters relating to the Tender Agreement, the Offer or matters inconsistent with the Offer. The Tender Agreement and the Shareholder Agreements are more fully described in Section 12 of the Offer to Purchase.

ITEM 1. SECURITY AND SUBJECT COMPANY.

     (a) The name of the subject company is New Dimension Software Ltd., an Israeli corporation (the "Company"). The address of the Company's principal executive offices is Building 7, Atidim Industrial Park, Devora Hanevia Street, Tel Aviv, 61581, Israel.

     (b) The information set forth on the cover page of, in the "Introduction" to, and in Section 1, "Terms of the Offer," of, the Offer to Purchase is incorporated herein by reference.

     (c) The information set forth in Section 6, "Price Range of the Shares; Dividends on the Shares," of the Offer to Purchase is incorporated herein by reference.

ITEM 2. IDENTITY AND BACKGROUND.

     (a)-(d) and (g) This Statement is being filed by Purchaser. The information set forth on the cover page of, in the "Introduction" to, in Section 9, "Certain Information Concerning Purchaser," of, and in Schedule I, "Directors and Executive Officers of Purchaser" to, the Offer to Purchase is incorporated herein by reference. The name, residence or business address, citizenship, present principal occupation or employment and material occupations during the last 5 years of each executive officer and director of Purchaser is set forth in
Schedule I of the Offer to Purchase.

     (e) and (f) During the last five years, neither Purchaser nor, to its knowledge, any of the persons listed on Schedule I to the Offer to Purchase, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, or finding any violation of, federal or state securities laws.

ITEM 3. PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

     (a)(1) Except as set forth in Section 11, "Background of the Offer" and
Section 12, "Purpose of the Offer; Plans for the Company; Tender Agreement; Shareholder Agreements; Other Agreements; Related Matters -- Tender Agreement" of the Offer to Purchase, which is incorporated herein by reference, neither Purchaser nor, to its knowledge, any of the persons listed in Schedule 1 of the Offer to Purchase, has entered into any transaction with the Company, or any of the Company's affiliates which are corporations, since the commencement of the Company's third full fiscal year preceding the date of this Statement, the aggregate amount of which was equal to or greater than one percent of the consolidated revenues of the Company for (i) the fiscal year in which such transaction occurred or (ii) the portion of the current fiscal year which has occurred if the transactions occurred in such year.

     (a)(2) Neither Purchaser nor, to its knowledge, any of the persons listed in Schedule I of the Offer to Purchase, has entered into any transaction since the commencement of the Company's third full fiscal year preceding the date of this Statement, with the executive officers, directors or affiliates of the Company which are not corporations, in which the aggregate amount involved in such transaction or in a series of similar transactions, including all periodic installments in the case of any lease or other agreement providing for periodic payments or installments, exceeded $40,000.

     (b) Not applicable.

ITEM 4. SOURCES AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     (a) and (b) The information set forth in the "Introduction" to, and in
Section 10, "Source and Amount of Funds," of, the Offer to Purchase is incorporated herein by reference.

     (c) Not applicable.

ITEM 5. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDERS.

     (a)-(e) The information set forth in the "Introduction" to, and in Section 12, "Purpose of the Offer; Plans for the Company; Tender Agreement; Shareholder Agreements; Other Agreements; Related Matters," and Section 13, "Dividends and Distributions," of, the Offer to Purchase is incorporated herein by reference.

     (f) and (g) The information set forth in Section 7, "Effect of the Offer on the Market for the Shares; Nasdaq National Market Listing and Exchange Act Registration; Margin Regulations" of the Offer to Purchase is incorporated herein by reference.

     Other than as set forth in the "Introduction" to, or the above-referenced sections of, the Offer to Purchase, Purchaser has no plans or proposals that relate to, or would result in, any transaction, change or other occurrence with respect to the Company or the Shares that is set forth in any of the paragraphs
(a) through (g) of Item 5 of this Statement.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     (a) and (b) The information set forth in the "Introduction" to, and in
Section 9, "Certain Information Concerning Purchaser," and Section 12, "Purpose of the Offer; Plans for the Company; Tender Agreement; Shareholder Agreements; Other Agreements; Related Matters," of, the Offer to Purchase is incorporated herein by reference.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

     The information set forth in the "Introduction" to, and in Section 9, "Certain Information Concerning Purchaser," Section 11, "Background of the Offer," Section 12, "Purpose of the Offer; Plans for the Company; Tender Agreement; Shareholder Agreements; Other Agreements; Related Matters," and
Section 16, "Fees and Expenses," of, the Offer to Purchase is incorporated herein by reference.

ITEM 8. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

     The information set forth in the "Introduction" to, and in Section 16, "Fees and Expenses," of, the Offer to Purchase is incorporated herein by reference.

ITEM 9. FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

     The information set forth in Section 9, "Certain Information Concerning Purchaser," of the Offer to Purchase is incorporated herein by reference.

ITEM 10. ADDITIONAL INFORMATION.

     (a) Except as disclosed in Items 3 and 7 above, there are no present or proposed material contracts, arrangements, understandings or relationships between Purchaser or to its knowledge, any of the persons listed in Schedule I of the Offer to Purchase, and the Company, or any of its executive officers, directors, controlling persons or subsidiaries.

     (b) and (c) The information set forth in Section 10, "Source and Amount of Funds," and Section 15, "Certain Legal Matters," of the Offer to Purchase is incorporated herein by reference.

     (d) The information set forth in Section 7, "Effect of the Offer on the Market for the Shares; Nasdaq National Market Listing and Exchange Act Registration; Margin Regulations," and Section 15, "Certain Legal Matters," of the Offer to Purchase is incorporated herein by reference.

     (e) None.

     (f) The information set forth in the Offer to Purchase and the Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively, is incorporated herein by reference.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

     (a)(1) Offer to Purchase dated March 11, 1999.

     (a)(2) Letter of Transmittal.

     (a)(3) Notice of Guaranteed Delivery.

     (a)(4) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

     (a)(5) Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

     (a)(6) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

     (a)(7) Certificate of Foreign Status on Form W-8.

     (a)(8) Form of Summary Advertisement dated March 11, 1999.

     (a)(9) Text of Press Release of Purchaser dated March 8, 1999.

     (a)(10) Text of Press Release of the Company dated February 3, 1999.

     (b)(1) Commitment Letters, dated March 10, 1999, to Purchaser from Proposed Lenders.

     (c)(1) Share Purchase and Tender Agreement, dated March 7, 1999, between Purchaser and Company.

     (c)(2) Shareholder Agreement, dated March 7, 1999, between Purchaser and Yossi Hollander.

     (c)(3) Shareholder Agreement, dated March 7, 1999, between Purchaser, Roni
A. Einav, Dalia Prashker and Einav Computer Systems.

     (c)(4) Form of Director Release entered into as of March 7, 1999 between the Company and each of Nahum Rozman, Eli Talmor and Yehuda Kahane.

     (c)(5) Third Amendment to Distribution Agreement between the Company and Boole & Babbage Europe dated October 28, 1994, as amended on April 24, 1997 and October 31, 1997, effective as of March 6, 1999.

     (c)(6) Letter agreement, dated as of March 7, 1999, regarding Fourth Amendment to Distribution Agreement between BMC Software, Inc. and the Company.

     (c)(7) Settlement and Release Agreement dated March 7, 1999 among Yossie Hollander, New Dimension Software Ltd., Roni A. Einav, Dalia Prashker, Einav Computer Systems, Yehuda Kahane, Nahum Rozman and Eli Talmor.

     (d) None.

     (e) Not applicable.

     (f) None.

                                   SIGNATURES

     After due inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: March 11, 1999

                                            BMC SOFTWARE, INC.

                                            By:    /s/ M. BRINKLEY MORSE
                                              ----------------------------------
                                              Name: M. Brinkley Morse
                                              Title: Senior Vice President,
                                                Corporate Development

                                 EXHIBIT INDEX

        EXHIBIT
         NUMBER                                   DESCRIPTION
        -------                                   -----------
          (a)(1)    --    Offer to Purchase dated March 11, 1999.
          (a)(2)    --    Letter of Transmittal.
          (a)(3)    --    Notice of Guaranteed Delivery.
          (a)(4)    --    Letter to Brokers, Dealers, Commercial Banks, Trust
                          Companies and Other Nominees.
          (a)(5)    --    Letter to Clients for use by Brokers, Dealers, Commercial
                          Banks, Trust Companies and Other Nominees.
          (a)(6)    --    Guidelines for Certification of Taxpayer Identification
                          Number on Substitute Form W-9.
          (a)(7)    --    Certificate of Foreign Status on Form W-8.
          (a)(8)    --    Form of Summary Advertisement dated March 11, 1999.
          (a)(9)    --    Text of Press Release of Purchaser dated March 8, 1999.
          (a)(10)  --     Text of Press Release of the Company dated February 3, 1999.
          (b)(1)   --     Commitment Letters, dated March 10, 1999, to Purchaser from
                          Proposed Lenders.
          (c)(1)    --    Share Purchase and Tender Agreement, dated March 7, 1999,
                          between Purchaser and Company.
          (c)(2)    --    Shareholder Agreement, dated March 7, 1999, between
                          Purchaser and Yossi Hollander.
          (c)(3)    --    Shareholder Agreement, dated March 7, 1999, between
                          Purchaser, Roni A. Einav, Dalia Prashker and Einav Computer
                          Systems.
          (c)(4)    --    Form of Director Release entered into as of March 7, 1999
                          between the Company and each of Nahum Rozman, Eli Talmor and
                          Yehuda Kahane.
          (c)(5)    --    Third Amendment to Distribution Agreement between the
                          Company and Boole & Babbage Europe dated October 28, 1994, as amended on April 24, 1997 and October 31, 1997, effective as of March 6, 1999.
          (c)(6)    --    Letter agreement, dated as of March 7, 1999, regarding
                          Fourth Amendment to Distribution Agreement between BMC
                          Software, Inc. and the Company.
          (c)(7)    --    Settlement and Release Agreement dated March 7, 1999 among
                          Yossi Hollander, New Dimension Software Ltd., Roni A. Einav,
                          Dalia Prashker, Einav Computer Systems, Yehuda Kahane, Nahum
                          Rozman and Eli Talmor.
          (d)       --    None.
          (e)       --    Not applicable.
          (f)        --   None.